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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934

                                Alpine Group Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock $0.10 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    020825105
                                    ---------
                                 (CUSIP Number)

                          A. Alex Porter and Paul Orlin
                              Porter, Felleman Inc.
                           100 Park Avenue, Suite 2120
                               New York, NY 10017
                                  212-689-1203

                      ------------------------------------
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                           Notices and Communications

                                 November 2, 2000
                         -----------------------------
                        (Date of Event which Required
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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Cusip No.:     020825105
          ---------------------

l) Name of Reporting Person and S.S. or I.R.S. Identification No. of Above Person: A. Alex Porter and Paul Orlin
                            ---------------------------------

2)      Check the Appropriate Box if a Member of a Group

        (a)
               ----

        (b)     X
               ----

3)      SEC Use Only:
                      ----------------------------------------------------------

4)      Source of Funds:                WC
                        --------------------------------------------------------

5)      Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e):
                                        ----------------------------------------

6)      Citizenship or Place of Organization:                    U.S.A.
                                             -----------------------------------

        Number of            (7)    Sole Voting Power:                  621,800
                                                                        -------
        Shares
        Beneficially         (8)    Shared Voting Power:                   0
                                                                        -------
        Owned by
        Each                 (9)    Sole Dispositive Power:             621,800
                                                                        -------
        Reporting
        Person With          (10)   Shared Dispositive Power:              0
                                                                        -------

ll)     Aggregate Amount Beneficially Owned by Each Reporting
        person:                  621,800
               ---------------------------------

12)     Check if the Aggregate Amount in Row (ll) Excludes Certain
        Shares:
               ---------------------------------

13)     Percent of Class Represented by Amount in Row (ll):              4.52%
                                                                         -----

14)     Type of Reporting Person:                                     PN and CO
                                 ----------------------------------------------


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        This Amendment Number 1 to Schedule 13D is filed by Amici Associates,
The Collectors' Fund and A. Alex Porter and Paul Orlin, principals of Porter, Felleman Inc. ("PFI"), (collectively, the "Reporting Persons") to report transactions in the common stock, $0.10 par value of Alpine Group Inc. (certain "Common Stock").

                         ITEM 4. PURPOSE OF TRANSACTION

        The transaction in Shares of Common Stock described herein were made in the ordinary course of each of the Reporting Persons' business. Messrs. Porter and Orlin, as General Partners of Amici Associates and The Collectors' Fund and principals of PFI, reserve the right to purchase or sell additional shares of Common Stock or to dispose of shares of Common Stock in the open market or in privately negotiated transactions or in any other lawful manner in the future. Messrs. Porter and Orlin reserve the right to take whatever action with respect to each of the Reporting Persons' holdings of Common Stock they deem to be in the best interest of such Reporting Persons. The acquisitions described herein were not made, and any future acquisitions are not anticipated to be made, for the purpose of acquiring control of the Issuer.

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares outstanding of Common Stock beneficially owned by each of the Reporting Persons as of November 2, 2000 are set forth below. These percentages are computed based on the Issuer's shares of Common Stock outstanding (13,747,235) as of the close of business on November 3, 2000 as set forth in the Issuer's Form 10-Q filed for the quarter ending September 30, 2000.

                                        Number of Shares                 Percentage of
          Reporting Persons            Beneficially Owned              Outstanding Shares
          -----------------            ------------------              ------------------
       Amici Associates                     535,400                           3.89

       The Collectors' Fund                  63,200                           0.46

       Porter, Felleman Inc.                 23,200                           0.17

       A. Alex Porter                       621,800                           4.52

       Paul Orlin                           621,800                           4.52

 (b) Messrs. Porter and Orlin, as General Partners of the Partnerships and Principals of PFI, have sole power to vote, direct the vote, dispose and direct the disposition of such shares listed as beneficially owned by it in Item 5(a).

 (c) The trade dates, number of shares and price per share of transactions made on the part of the Reporting Persons in shares of Common stock within the sixty days preceding the date of this report, are set forth in Exhibit 1. The transaction set forth in Exhibit 1 were effected by the Reporting Persons on the New York Stock Exchange.

 (d)    Not applicable.

 (e) Messrs. Porter and Orlin, as General Partners of the Partnership and Principals of PFI, ceased to be the beneficial owners of more than five percent of the Common Stock as of November 2, 2000.

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        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2000                                 A. Alex Porter

                                                         ----------------------

                                                         Paul Orlin

                                                         ----------------------


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